ZION OIL & GAS, INC. History of Oil & Gas Exploration in Israel - 1900 to 2004

Period		Primary Activity	Description and Related Developments-

1.	1900-1910	First Interest

* Surface surveys by European geologists exploring the Holy Land
* Interest whetted by finds of asphalts, bitumen and oil seeps in the Dead Sea, northern Jordan Valley and Yarmouk River (Jordan tributary) regions
* 1906 - Turkish Mining Ordinance enacted

2.	1910- 1914	First Licenses

* 1910 - Locally organized mining company awarded exploration licenses in Dead Sea and Yamouk River regions. Very limited work in Dead Sea region. In 1913, unsuccessful well drilled in Yarmouk River Valley in Syria
* 1913 - SOCONY (Mobile) awarded exploration licenses in Cornub (Large Crater) region in Negev. Conducts surveys and prepare to drill first well. Work halted in 1915 because of WWI.

3.	1915- 1938	War & Politics, Geo-Politics, Petro-Politics, Mandate & Zionist Politics, Pipelines and Refineries - but no Exploration

* Following WWI, SOCONY's attempts to reclaim licenses blocked by British, as are all attempts by other groups to obtain license
* IPC (British controlled international consortium: BP/Shell/Elf/Gulbenkian) expresses interest Dead Sea and Northern Negev regions
* 1928 - Agreement between SOCONY & IPC, by which SOCONY abandons claims and acquires interests in IPC.
* Early 1930s - BP and IPC build oil pipelines from their fields in Iran and Northern Iraq to Haifa; BP builds major refinery complex in Haifa region
* Surface geological and geophysical studies conducted by British, American and local (Jewish) groups mainly in Dead Sea, Northern Negev (particularly Heletz area east of Gaza) and Cornub (south-west of Dead Sea) regions.
* 1937 - Ras Gharib discovery in Gulf of Suez - regional geology similar to Dead Sea region
* 1938 - Mandatory Oil Mining Ordinance Enacted

4.	1939- 1947	New Licenses, War, Increased G&G Exploration

* 1939 - IPC granted exploration licenses in most of Negev and coastal plain
* 1939 - Palestine Mining Syndicate (controlled by interests controlling the Dead Sea phosphates and potash concessions) granted exploration licenses in Dead Sea region
* IPC conducts extensive geological and geophysical studies, concentrating on Heletz region. Following WWII, prepares to drill an exploratory well in the Heletz region to be followed by well in Cornub region
* Palestine Mining Syndicate conducts extensive geological and geophysical work in Dead Sea region, drilling 10 shallow stratigraphic wells

5.	1947	First Well

* IPC drills the first oil exploration well ever in Palestine/Israel. Hulikhat Well drilled in Heletz region of Northern Negev. Drilling stopped before target reached because of increased violence in months leading up to Israeli independence. (Well reentered and deepened in 1955 to become the Heletz field Discovery Well.)

6.	1948 - 1952	War and Establishment of State of Israel	* Israeli Petroleum Law enacted in 1952 * All licenses granted by Mandate, including to IPC & Palestine Mining Syndicate, cancelled
7.	1953 - 1961	On-Shore Exploration

* Mostly in south (foreign involvement - U.S. & Canadian, including Husky)
* Heletz oil discovery on deepening of IPC's Hulikhat Well - 1955 - 18MM barrels of oil, still in production
* Zohar (Arad) gas discovery - 1958 - 30 Bcf of natural gas, still in marginal production

8.	1956 - 1967	Development; Limited Exploration

* Development of Heletz, Zohar and related discoveries
* Some exploration (inc. the first American group motivated by Scriptual references, Weslie Hancock - Asher/Yagour, and the first interest in off-shore exploration in form of seismic work by Petrocanada, a U.S.-Canadian group led by G. Hirschhorn)
* 1962 - Weeks Report (former Exxon chief geologist) - estimates 500 MM to 2 billion barrels of primary recovery

9.	1967 - 1971	On-Shore & Off-Shore Exploration

* On-shore and off-shore Israel exploratory drilling. Foreign involvement Mayflower (on-shore) and Belco (primarily off-shore), both U.S. independents.
* Work in Sinai concentrated on production activities of the previously discovered fields in Gulf of Suez

10.	1972 - 1979	Sinai Activity & Iranian Joint Ventures; Limited Exploration in Israel

* Extensive work in Sinai (production, exploration and development, including discovery of Alma oil field in Gulf of Suez and Sadot gas field in Yamit area of NE Sinai) (foreign involvement, including mid-sized U.S. independents: Moncrief and Superior)
* Limited exploratory drilling (incl. first two deep wells in central and northern Israel - Deborah and Ramallah)
*Small oil field discovered in Ashdod - 1976 - approx. 215,000 barrels and 400 MMcf, abandoned in 1997
* Joint Israeli-Iranian oil shipping and oil pipeline projects to transport Iranian oil to Europe via Israel

11.	1979 - 1988	Studying & Rethinking; On-Shore Exploration

* 1979 - Wilson Report (former Shell chief geologist) - estimates on-shore reserve potential (excluding Dead Sea province) 330 million to 2 billion barrels primary recovery
* 1980 - Superior Basin Study- identifies five primary "A" leads lying along Coastal Plain structural trend believed to be Mesozoic reef trend
* 1988 - OEL Basin Study
* Exploratory drilling on-shore both in Dead Sea province and other (incl. Ga'ash and American Scripture based, e.g. Asher/Atlit and Carmel wells)
* Small gas field discovered in Ashkelon (Shikma) area - 1983 - approx. 1.4 Bcf; still in marginal production

12.	1989 - 1999	Privatization & Israeli Public LPs; On-Shore and Off-Shore Exploration

* Israeli Government privatizes E&P and service companies (INOC, Lapidoth, Nathpa) following strategic decision taken in 1988
* Establishment of independent Isaeli-based public limited partnerships (Tel-Aviv Stock Exchange), including Isramco, Avner, Givot Olam, Sedot Neft, Modiin, Ratio & Abjack. Foreign involvement: Armand Hammar (on-shore & off-shore)
* Exploratory drilling on-shore (Dead Sea and other) and off-shore

13.	1999 - 2003	Off-Shore Gas Drilling; Limited On-Shore Exploration

* Exploration, discoveries and development (approx. 3.5 Tcf discovered off-shore Ashkelon and Gaza coasts)
* Avner, Delek, Isramco, Sdot Neft (foreign involvement - Reading & Bates, Samedan, BG)
* Commence development of natural gas transportation infrastructure (off-shore and on-shore)
* Limited on-shore activity - Givot Olam, Abjac, Ratio, Zion

14.	2003 -2004	Renewed On-Shore Activity

* Givot Olam, Ginko, Zion, Ness (Lahava)..... April 2004 - Givot Olam granted production lease for Meged field. Acknowledged problems of producebility of reserves discovered. Announced 980 million barrels oil in place.

NOTE: In 15 years since privatization and notwithstanding significant developments in seismic technology, relatively little and only sporadic on-shore exploration activity was conducted, barely enough to keep one deep rig and one shallow rig busy.

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